Exhibit 99.2

FinVolution Group Announces 10.2% Increase in Year-End Dividend to US$0.237 per ADS

Marks FINV’s sixth consecutive year of dividend declarations

SHANGHAI, March 18, 2024 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced that its board of directors (the “Board”) has approved a cash dividend of US$0.237 per American Depositary Share (ADS) for fiscal year 2023. The dividend is expected to be distributed on or around May 7, 2024 to shareholders of record as of the close of business on April 16, 2024.

The decision to distribute dividends and the amount of such dividend payments was determined at the Board’s discretion based on the Company’s operations, earnings, cash flows, financial condition and other relevant factors.

Mr. Shaofeng Gu, Chairman of the Board and Chief Innovation Officer of the Company, commented, “In line with our consistent commitment to enhancing shareholder value, we are delighted to distribute dividends for the sixth consecutive year. Our share repurchase program, coupled with this year’s dividend payment, brings our capital return to approximately US$160.0 million, representing 48.5% of the Company’s net income for fiscal year 2023.”

Mr. Tiezheng Li, Vice Chairman of the Board and Chief Executive Officer of the Company commented, “Strong execution of our Local Focus, Global Outlook Strategy has strengthened our business both in China and international markets, enabling us to deliver sustainable, high-quality growth while sharing the profits with our shareholders.”

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and the international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2023, the Company had over 180.2 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit: http://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030 3200 Ext. 8601

Email: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com